

07003944


RECEIVED
FEB 2 8 2007
213
PROCESSING
SECTION
WASH. D.C.

AB 3/13

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Capital Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 Pontiac Avenue #301
(No. and Street)

Cranston (City) R.I. (State) 02920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Misbin 401-943-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cayer Caccia, LLP
(Name – *if individual, state last, first, middle name*)

405 Promenade Street (Address) Providence (City) R.I. (State) 02908 (Zip Code)

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Misbin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Capital Group Securities, Inc., as of 12/31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAYER CACCIA LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3



RECEIVED
FEB 2 8 2007
213
PROCESSING
SECTION

To the Board of Directors and Stockholders
of The Capital Group Securities, Inc.
Cranston, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of The Capital Group Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

405 Promenade Street, Providence, RI 02908 (401) 421-7700 FAX (401) 421-5252
100 Plaza Center 68 Cumberland Street, Woonsocket, RI 02895 (401) 766-8100

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cayer Caccia, LLP.

February 12, 2007

THE CAPITAL GROUP SECURITIES, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

THE CAPITAL GROUP SECURITIES, INC.

TABLE OF CONTENTS

CAYER CACCIA LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of The Capital Group Securities, Inc.
Cranston, Rhode Island

We have audited the accompanying statements of financial condition of The Capital Group Securities, Inc. (a Rhode Island S-Corporation) (the Company) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Capital Group Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cayer Caccia, LLP.

February 12, 2007

405 Promenade Street, Providence, RI 02908 (401) 421-7700 FAX (401) 421-5252
100 Plaza Center 68 Cumberland Street, Woonsocket, RI 02895 (401) 766-8100

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Current assets:		
Cash and cash equivalents	$ 25,833	$ 22,573
Deposits with clearing organization	28,105	26,992
Commissions receivable	92,046	88,285
Total current assets	145,984	137,850
TOTAL ASSETS	$145,984	$137,850

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Current liabilities:		
Accounts payable	$ 6,200	$ 5,900
Total current liabilities	6,200	5,900
Stockholders' equity:		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	50,000	50,000
Additional paid-in-capital	52,000	52,000
Retained earnings	37,784	29,950
Total stockholders' equity	139,784	131,950
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$145,984	$137,850

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue:		
Commission income	$854,529	$734,758
Expenses:		
Compensation	550,000	380,000
Administrative and occupancy	180,000	180,000
Professional fees	7,200	5,900
Licenses and permits	5,115	4,240
Other expenses	493	1,373
Total expenses	742,808	571,513
Income from operations	111,721	163,245
Other income:		
Interest income	1,113	608
Net Income	$112,834	$163,853

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-in-Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance at December 31, 2004	100	$50,000	$52,000	$(43,903)	$ 58,097
Net income				163,853	163,853
Distributions to stockholders				(90,000)	(90,000)
Balance at December 31, 2005	100	50,000	52,000	29,950	131,950
Net income				112,834	112,834
Distributions to stockholders				(105,000)	(105,000)
Balance at December 31, 2006	100	$50,000	$52,000	$37,784	$139,784

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income	$112,834	$163,853
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in commissions receivable	(3,761)	373
Increase in accounts payable	300	0
Decrease in commissions payable	0	(85,997)
Increase in deposits with clearing organization	(1,113)	(609)
Net cash provided by operating activities	108,260	77,620
Cash flows from financing activities:		
Distributions to stockholders	(105,000)	(90,000)
Net cash used for financing activities	(105,000)	(90,000)
Net increase (decrease) in cash and cash equivalents	3,260	(12,380)
Cash and cash equivalents, beginning of year	22,573	34,953
Cash and cash equivalents, end of year	$ 25,833	$ 22,573

SEE NOTES TO FINANCIAL STATEMENTS.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company operates primarily throughout Rhode Island as a broker-dealer, registered with the Securities and Exchange Commission under Section 15 of the Securities Exchange Act of 1934.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Commissions Receivable

No allowance for doubtful accounts is deemed necessary by management.

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash, cash equivalents, commissions receivable, and accounts payable approximate their fair value at the statement of financial position date due to their short-term nature.

Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company generally will not pay corporate income taxes on its taxable income. Instead, the shareholders are liable for income taxes on the Company's taxable income as it affects the shareholders' individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the classifications used in the 2006 financial statements.

2. TRANSACTIONS WITH RELATED PARTIES

Effective January 1, 2005, the Company entered into an expense sharing agreement with The Capital Group Financial Advisors, Inc. whereby the Company pays the monthly sum of $15,000 in the form of a management fee in consideration of rent, utilities, administrative salaries, and other general and administrative expenses paid on behalf of the Company. The shareholders of The Capital Group Financial Advisors, Inc. own 100% of the outstanding stock of the Company. In addition, the Company agrees to pay the monthly sum of $20,000 in consideration of officers' salaries to The Capital Group Financial Advisors, Inc. The Company may pay, on a monthly, quarterly, or annual basis, a bonus for officers' salaries. For the years ended December 31, 2006 and 2005, total compensation including bonuses totaled $550,000 and $380,000, respectively.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company's net capital as computed under 15c3-1 was $47,176 at December 31, 2006 which was $42,176 in excess of the $5,000 required net capital amount. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.13 to 1.

The Company's net capital as computed under 15c3-1 was $43,124 at December 31, 2005 which was $38,124 in excess of the $5,000 required net capital amount. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 0.14 to 1. At December 31, 2005, management inadvertently included a nonallowable asset as part of its net capital. Management has restated both its net capital and its ratio of aggregate indebtedness to net capital by filing an amended FOCUS report.

4. CONCENTRATIONS OF CREDIT AND ECONOMIC RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include various financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business.

(CONTINUED)

4. CONCENTRATIONS OF CREDIT AND ECONOMIC RISK (Continued)

The Company maintains cash deposits at various financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with its cash deposits, which at times may exceed federally insured limits.

At December 31, 2006, the carrying amount of the Company's deposits was $25,833 and the bank balance was $88,333, of which the entire amount was covered by federal depository insurance.

At December 31, 2005, the carrying amount of the Company's deposits was $22,573 and the bank balance was $22,573, of which the entire amount was covered by federal depository insurance.

5. COMMITMENTS

On October 13, 2000, the Company entered into an agreement with a clearing organization whereby the clearing organization offers certain clearing, execution, and related services for transactions in securities. The agreement stipulates that the Company will maintain a $25,000 escrow deposit, rising to $50,000 one year following the date of the agreement. At December 31, 2006 the clearing organization has not requested this increase. The balance on deposit at December 31, 2006 totaled $28,105, resulting in a difference of $21,895. In the event of termination of its agreement with the clearing organization, the Company will be charged for the actual cost of the transfer but not less than $7,500.

6. MAJOR VENDORS

For the year ended December 31, 2006 the Company received 67% of its commission income from five different vendors. For the year ended December 31, 2005, the Company received 59% of its income from four different vendors.

(CONCLUDED)

SUPPLEMENTARY INFORMATION

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006 AND 2005

	2006	2005 As Restated
Net capital:		
Common stock	$ 50,000	$ 50,000
Additional paid-in-capital	52,000	52,000
Retained earnings	37,784	29,950
Total	139,784	131,950
Adjustments to net capital:		
Nonallowable asset	(92,046)	(88,285)
Haircuts	(562)	(541)
Net capital, as defined	$ 47,176	$ 43,124
Aggregate indebtedness:		
Accounts payable	$ 6,200	$ 5,900
Total aggregate indebtedness	$ 6,200	$ 5,900
Capital requirements	$ 5,000	$ 5,000
Net capital in excess of requirement	$ 42,176	$ 38,124
Ratio of aggregate indebtedness to net capital	0.13 to 1	0.14 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31:		
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS Report	$ 47,176	$ 137,309
Net audit adjustments	0	(94,185)
Net capital per above	$ 47,176	$ 43,124

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006 AND 2005

The Capital Group Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006 AND 2005

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3) or (2) for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

THE CAPITAL GROUP SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS DECEMBER 31, 2006 AND 2005

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SEE INDEPENDENT AUDITOR'S REPORT.

END